UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

TRAILER BRIDGE, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

892782103
(CUSIP Number)

William G. Gotimer, Jr., General Counsel Trailer Bridge, Inc. 10405 New Berlin Road East Jacksonville, Florida 32226 (904) 751-7100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Cusip No.	892782103
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Irena Z. McLean
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 1,019,952 8. Shared Voting Power: 0 9. Sole Dispositive Power: 1,019,952 10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,019,952
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 8.7%
14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 2 to the undersigned’s Schedule 13D, which was originally filed on January 25, 2005 (the “Schedule 13D”) by Irena Z. McLean (the “Reporting Person”) with regard to Trailer Bridge, Inc., a Delaware corporation, is being filed to correct a typographical error in Amendment No. 1 to the Schedule 13D filed on March 25, 2005.

Item 1.   Security and Issuer

        This Schedule 13D relates to the Common Stock (the "Common Stock") of the following corporation (the "Issuer'):

Trailer Bridge, Inc.
10405 New Berlin Road East
Jacksonville, FL 32226

Item 2.    Identity and Background

        This Schedule 13D is filed on behalf of Irena McLean, whose address is c/o McCullough, Goldberg & Staudt, LLP, 1311 Mamaroneck Avenue, Suite 340, White Plains, NY 10605.

        During the last five years, Ms. McLean has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Ms. McLean is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

        Ms. McLean acquired beneficial ownership of 1,050,752 shares of the Common Stock when such shares were transferred to her by the executor of the estate of Malcom P. McLean, the founder and principal stockholder of the Issuer. The reported transaction occurred pursuant to a specific bequest in the late Mr. McLean’s Will without any exchange of consideration.

Item 4.   Purpose of Transaction

        As described in Item 3 above, Ms. McLean acquired beneficial ownership of 1,050,752 shares of the Common Stock under the Will of the late Malcom P. McLean. Of the 1,050,752 shares, 300,752 shares were distributed directly to Irena McLean and John D. McCown as Trustees of the Trust for the Benefit of Her Nieces and Nephews Under Paragraph J of Article III of the Last Will and Testament of Malcom P. McLean (the “Trust”). Mr. McCown subsequently resigned as a Trustee of the Trust. Ms. McLean, either as direct owner or in her capacity as Trustee of the Trust, has sole voting and dispositive power over all 1,050,752 shares.

        Ms. McLean presently intends to hold the shares of the Common Stock beneficially owned by herself for investment purposes. Ms. McLean may, at some future date, decide to make additional investments in shares of the Issuer's Common Stock for the same purpose, or may decide to sell or otherwise dispose of some or all of these shares.

        Except as set forth above and except as described below, Ms. McLean has no present plans or proposals which relate to or would result in:

        (a)     The acquisition by any person of additional Common Stock of the Issuer, or the disposition of Common Stock of the Issuer;

        (b)    An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

        (c)    A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d)    Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e)    Any material change in the present capitalization or dividend policy of the Issuer;

        (f)    Any other material change in the Issuer's business or corporate structure;

        (g)    Any changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h)    Causing a class of Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

        (i)    A class of equity Common Stock of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)    Any action similar to any of those enumerated above.

Item 5.    Interest in Common Stock of the Issuer

         (a) and (b). Ms. McLean beneficially owns an aggregate 1,019,952 shares of the Common Stock, constituting approximately 8.7% of the 11,752,266 shares outstanding as of September 30, 2004. Such Common Stock are as follows:

(i)	725,000 shares (constituting less than 6.2% of the total number of shares outstanding) are owned beneficially by Ms. McLean. Ms. McLean has sole dispositive and voting power over such shares.

(ii)	294,952 shares (constituting approximately 2.5% of the total number of shares outstanding) are held by the Trust and may be deemed beneficially owned by Ms. McLean, who is The Trustee of the Trust. Ms. McLean has sole voting and investment power with respect to such shares. However, Ms. McLean expressly disclaims beneficial ownership of all 294,952 of these shares.

Item 5 (c)  is hereby amended to read as follows:

        (c)    During the 60 day period ended as of the date hereof, the only  transactions in the Common Stock effected by the Reporting Person were the following open market sales:

Number of Shares	Date of Transaction	Price Per Share	Held By
6,100	3/4/2005	9.42	Reporting Person
6,043	3/8/2005	9.40	Reporting Person
12,857	3/9/2005	9.40	Reporting Person
700	3/7/2005	9.40	Trust
5,100	3/8/2005	9.40	Trust

        (d)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Common Stock of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Ms. McLean and any other persons with respect to any Common Stock of the Issuer, including but not limited to transfer or voting of any Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.         Material to Be Filed as Exhibits

 None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2005
Date

/s/ William Turok,
William Turok, Atotrney-in-fact for
Irenz Z. McLean